SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated January 3, 2008 relating to the appointment of Executive and Non-executive Directors, resignation of Non-executive Directors and appointment of Alternate Director of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

APPOINTMENT OF EXECUTIVE AND NON-EXECUTIVE DIRECTORS,

RESIGNATION OF NON-EXECUTIVE DIRECTORS

AND APPOINTMENT OF ALTERNATE DIRECTOR

The Board of Directors of the Company is pleased to announce that with effect from 3 January 2008:

(1) Mrs. Chow Woo Mo Fong, Susan has been appointed as a Non-executive Director of the Company;

(2) Messrs. Chan Ting Yu and Wong King Fai, Peter have been appointed as Executive Directors of the Company;

(3) Mr. Ma Lai Chee, Gerald has been nominated to act as an Alternate Director to Mr. Wong King Fai, Peter;

(4) Messrs. Michael John O’Connor and Aldo Mareuse have resigned as Non-executive Directors of the Company; and

(5) Mr. Ragy Soliman has ceased automatically to act as an Alternate Director to Mr. Aldo Mareuse.

The Board of Directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”) announces that with effect from 3 January 2008, (1) Mrs. Chow Woo Mo Fong, Susan has been appointed as a Non-executive Director of the Company; (2) Messrs. Chan Ting Yu and Wong King Fai, Peter have been appointed as Executive Directors of the Company; (3) Mr. Ma Lai Chee, Gerald has been nominated to act as an Alternate Director to Mr. Wong King Fai, Peter; (4) Messrs. Michael John O’Connor and Aldo Mareuse have resigned as Non-executive Directors of the Company; and (5) Mr. Ragy Soliman has ceased automatically to act as an Alternate Director to Mr. Aldo Mareuse.

Mrs. Susan Chow, aged 54, is currently, and has been since December 2005, an Alternate Director to Mr. Fok Kin-ning, Canning, the Chairman and a Non-executive Director of the Company, and since 1 September 2006, an Alternate Director to Mr. Frank John Sixt, a Non-executive Director of the Company. Prior to that, since 2004, she was a Non-executive Director of the Company. She is the Deputy Group Managing Director of Hutchison Whampoa Limited (“HWL”, a company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”)). In addition, she is an executive director of Cheung Kong Infrastructure Holdings Limited (whose shares are listed on the Main Board of the Stock Exchange), Hutchison Harbour Ring Limited

(whose shares are listed on the Main Board of the Stock Exchange) and Hongkong Electric Holdings Limited (whose shares are listed on the Main Board of the Stock Exchange), and a non-executive director of TOM Group Limited (whose shares are listed on the Main Board of the Stock Exchange) and a director of Hutchison Telecommunications (Australia) Limited (whose shares are listed on the Australian Stock Exchange), Partner Communications Company Ltd. (“Partner”, whose shares are listed on the Tel-Aviv Stock Exchange with American Depositary Shares quoted on the US NASDAQ and traded on the London Stock Exchange), Hutchison Global Communications Holdings Limited (“HGCH”, whose shares were formerly listed on the Main Board of the Stock Exchange) and an alternate director of TOM Online Inc. (whose shares were formerly listed on the Growth Enterprise Market of the Stock Exchange). Mrs. Chow is a director of Hutchison International Limited, Ommaney Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (“SFO”). She also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Mrs. Chow does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. She is a solicitor and holds a Bachelor’s degree in Business Administration. As at the date hereof, Mrs. Chow has personal interests in 250,000 shares of par value HK$0.25 each (representing approximately 0.0052% of the issued share capital) of the Company (“Shares”) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mrs. Chow for her appointment as a Non-executive Director of the Company for an initial term ending on the date of the Company’s next annual general meeting, subject to possible re-election in accordance with the provisions of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Articles of Association of the Company. Mrs. Chow is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of her directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Non-executive Directors of the Company.

Mr. Chan Ting Yu, aged 57, is currently, and has been since December 2005, an Alternate Director to Mr. Dennis Pok Man Lui, an Executive Director and the Chief Executive Officer of the Company. Prior to that, since 2004, he was an Executive Director of the Company. He is a director of Partner. Prior to joining the Hutchison Whampoa group in 1994, Mr. Chan practised international commercial and investment law in Hong Kong and Australia. Mr. Chan was appointed deputy managing director of HTI (1993) Holdings Limited in January 1996 with responsibility for Hutchison Whampoa group’s telecommunications investments in a number of markets including India, Israel, South East Asia and South America. He has 13 years of experience in the telecommunications industry. Save as disclosed above, Mr. Chan does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. Mr. Chan holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching. As at the date hereof, Mr. Chan has personal interests in 100,000 Shares and in share options to subscribe for 3,333,333 Shares at an exercise price of HK$1.95 each (representing an aggregate of approximately 0.0718% of the issued share capital of the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Chan for his appointment as an Executive Director of the Company for an initial term ending on the date of the Company’s next annual general meeting, subject to possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association of the Company. Mr. Chan is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Directors of the Company. The emoluments of Mr. Chan specified in the service agreement entered into between Mr. Chan and a wholly owned subsidiary of the Company was HK$2,591,640 per annum (which included his basic salary entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmark in the industry and prevailing market conditions.

Mr. Peter Wong, aged 59, is currently, and has been since March 2004, an executive director of HGCH (a subsidiary of the Company). He joined the Company in 1996 as the technical director of Hutchison Telecommunications (Hong Kong) Limited (“HTHK”), and promoted to the position of the fixed network director of HTHK in 1998 who was responsible for the establishment of infrastructure, service and market development of its fixed network business. He was appointed the chief executive officer of Hutchison Global Communications Limited from 2000 to 2005, and has then been appointed as the chief executive officer of HTHK. Mr. Wong also holds directorships in certain companies controlled by the Company and a substantial shareholder of the Company. Before joining HTHK, Mr. Wong gained extensive telecommunications experience with Cable & Wireless Hongkong Telecom through his responsibilities in various senior roles. Save as disclosed above, Mr. Wong does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. He holds a Master’s degree in Telecommunications from the University of Birmingham, United Kingdom and is a Fellow of the Hong Kong Institute of Engineers. As at the date hereof, Mr. Wong has personal interests in share options to subscribe for 2,666,667 Shares at an exercise price of HK$1.95 each (representing approximately 0.0558% of the issued share capital of the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Wong for his appointment as an Executive Director of the Company for an initial term ending on the date of the Company’s next annual general meeting, subject to possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association of the Company. Mr. Wong is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Directors of the Company. Details of the remuneration paid to Mr. Wong will be disclosed in the Company’s Annual Report.

Mr. Gerald Ma, aged 39, joined Cheung Kong (Holdings) Limited (a substantial shareholder of the Company within the meaning of Part XV of the SFO, whose shares are listed on the Main Board of the Stock Exchange) in February 1996 and is currently

Director, Corporate Strategy Unit and Chief Manager, Corporate Business Development. Mr. Ma is also a director of AMTD Financial Planning Limited, iBusiness Corporation Limited, CK Communications Limited, Beijing Net-Infinity Technology Development Company Limited, mReferral Corporation (HK) Limited and Silk Telecom Pty Limited. He is also a non-executive director of The Ming An (Holdings) Company Limited and ARA Asset Management (Prosperity) Limited. He has over 17 years of experience in banking, investment and portfolio management, real estate development and marketing as well as managing technology related ventures. Mr. Ma also holds directorships in certain companies controlled by a substantial shareholder of the Company. Save as disclosed above, Mr. Ma does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. Mr. Ma holds a Bachelor of Commerce degree in Finance and a Master of Arts degree in Global Business Management. He is a member of the Finance Committee and the Hospitality Services Committee of Caritas Hong Kong. He is also a member of the Chancellor’s Circle of the University of British Columbia, Canada. As at the date hereof, Mr. Ma does not have any interests in any Shares of the Company within the meaning of Part XV of the SFO. There is no service agreement between Mr. Ma and the Company with respect to his appointment as an Alternate Director to Mr. Wong. Furthermore, no terms have been fixed or proposed for Mr. Ma’s length of service with the Company and he will not receive any remuneration in his capacity as an Alternate Director of the Company.

The Board is not aware of any matters relating to the appointment of each of Mrs. Susan Chow, Messrs. Chan Ting Yu, Peter Wong and Gerald Ma that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2). Save as disclosed above, the Board is not aware of any other matters that need to be brought to the attention of the shareholders of the Company or any other information to be disclosed pursuant to any of the requirements of Listing Rule 13.51(2).

Due to completion of the disposal by Orascom Telecom Holding S.A.E. (a then substantial shareholder of the Company within the meaning of Part XV of the SFO) of its entire shareholding interest in the Company on 3 January 2008, Messrs. Michael O’Connor and Aldo Mareuse tendered their respective resignations as Non-executive Directors of the Company. Neither of the resigning Directors has any disagreement with the Board nor is he aware of any matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its sincere gratitude to Messrs. Michael O’Connor, Aldo Mareuse and Ragy Soliman for their valuable contribution to the Company.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 3 January 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors:

Mr. Dennis Pok Man LUI

Mr. Tim PENNINGTON

Mr. CHAN Ting Yu

(also Alternate to Mr. Dennis Pok Man Lui)

Mr. WONG King Fai, Peter

Non-executive Directors:

Mr. FOK Kin-ning, Canning (Chairman)

Mrs. CHOW WOO Mo Fong, Susan

(also Alternate to Mr. Fok Kin-ning, Canning

and Mr. Frank John Sixt)

Mr. Frank John SIXT

Independent Non-executive

Directors:

Mr. KWAN Kai Cheong

Mr. John W. STANTON

Mr. Kevin WESTLEY

Alternate Directors:

Mr. WOO Chiu Man, Cliff

(Alternate to Mr. Tim Pennington)

Mr. MA Lai Chee, Gerald

(Alternate to Mr. Wong King Fai, Peter)